FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                           REPORT OF FOREIGN ISSUER


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                          For the month of November, 2007


                                 UNILEVER N.V.
                (Translation of registrant's name into English)

     WEENA 455, 3013 AL, P.O. BOX 760, 3000 DK, ROTTERDAM, THE NETHERLANDS
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Exhibit 99 attached hereto is incorporated herein by reference.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                          UNILEVER N.V.

                                                         /S/ K. VAN DER GRAAF
                                                         By  K. VAN DER GRAAF
                                                             DIRECTOR



                                                        /S/ R. KUGLER
                                                        By  R. KUGLER
                                                            DIRECTOR


Date: November 1, 2007

                           EXHIBIT INDEX
                           -------------

EXHIBIT NUMBER             EXHIBIT DESCRIPTION

99                         Notice to Euronext, Amsterdam dated 1 November 2007,
                           3rd Quarter Results

Exhibit 99


             THIRD QUARTER AND NINE MONTH RESULTS 2007 AND INTERIM DIVIDENDS



KEY FINANCIALS
(unaudited)


     Third Quarter 2007                           EUR million                             Nine Months 2007

        Increase/(Decrease)                                                                Increase/(Decrease)
Current  Current   Constant                                                      Current    Current   Constant
rates      rates     rates                                                         rates      rates     rates
                                Continuing operations:
10 243       1 %       4 %      Turnover                                          30 297        1 %       4 %
 1 403      (7)%      (4)%      Operating profit                                   4 148       (5)%      (1)%
 1 370      21 %      24 %      Pre-tax profit                                     4 114        9 %      11 %
 1 069      37 %      40 %      Net profit from continuing operations              3 274       17 %      20 %
 1 068      31 %      34 %      Net profit from total operations                   3 349       15 %      18 %

  0.35      44 %      47 %      EPS from continuing operations (Euros)              1.07       20 %      23 %
  0.35      38 %      40 %      EPS from total operations (Euros)                   1.10       17 %      20 %




                     THIRD QUARTER RESULTS SUSTAIN MOMENTUM

HIGHLIGHTS

Financial Highlights

- Underlying sales growth of 5.3% in the first nine months. Third quarter underlying sales growth of 4.5% (5.2% adjusted for systems change in the US which pulled sales forward into the second quarter).

- Operating margin of 13.7% in the quarter and in the first nine months, with an underlying improvement of 0.2 percentage points and 0.3 percentage points respectively.

- Earnings per share from continuing operations up 20% in the first nine months, with an increased contribution from joint ventures and associates, lower financing costs, and a lower tax rate.

Operational Highlights

- Growth momentum sustained across regions and categories, broadly in line with markets.

- Further sharp rise in commodity costs offset by increased pricing and strong contribution from savings programmes.

- Good progress in implementation of accelerated restructuring plans and portfolio development. Restructuring charges of EUR234 million charged to operating profit in the third quarter.

Interim dividend

-  Interim dividend of EUR0.25 per NV share and 17.00p per PLC share.


GROUP CHIEF EXECUTIVE COMMENT

"The third quarter marks a continuation of the momentum established in the first half of 2007.

The focus on our growth priorities, together with stronger innovation, improved speed to market and better in-market execution, is delivering consistent and sustainable organic growth.

At the same time, we have seen a third consecutive quarter of underlying improvement in operating margins, despite a significantly tougher cost environment. Commodity pressures have increased sharply, but we have successfully offset these through timely pricing action and continued delivery from our savings programmes.

We have made a strong start in implementing the accelerated change programme announced in August. In the third quarter, we have progressed the establishment of several new multi-country organisations as well as significant supply chain restructuring in Europe. We have also announced a number of portfolio changes, including the extension of our international Lipton ready-to-drink-tea joint venture with PepsiCo.

Looking forward, I am confident that we will achieve our outlook for 2007, given in August, and that our change programme leaves us well placed to deliver our longer term objectives."

Patrick Cescau, Group Chief Executive                            1 November 2007



ENQUIRIES

Media: Media Relations Team                     Investors: Investor Relations Team
UK +44 20 7822 6805 tim.johns@unilever.com      UK +44 20 7822 6830  investor.relations@unilever.com
NL +31 10 217 4844                              US +1 201 894 2615 investor.relations-NewYork@unilever.com
tanno.massar@unilever.com


There will be a web cast of the results presentation available at: www.unilever.com/ourcompany/investorcentre/results/quarterlyresults/default.asp




          UNILEVER THIRD quarter results 2007 AND INTERIM DIVIDENDS

In the following commentary we report underlying sales growth (USG) at constant exchange rates, excluding the effects of acquisitions and disposals. Turnover includes the impact of exchange rates and acquisitions and disposals. Unilever uses 'constant rate' and 'underlying' measures primarily for internal performance analysis and targeting purposes. We also use the movements in Ungeared Free Cash Flow and Return On Invested Capital to measure progress against our longer-term value creation goals. Unilever believes that such measures provide additional information for shareholders on underlying business performance trends. Such measures are not defined under IFRS or US GAAP and are not intended to be a substitute for GAAP measures of turnover, profit and cash flow. Further information about these measures is available on our website at www.unilever.com/ourcompany/investorcentre.


1.   SUMMARY OF BUSINESS PERFORMANCE FOR THE THIRD QUARTER

Underlying sales grew by 4.5% in the third quarter. This sustained the positive momentum of the first half year. But for the systems implementation in the US, which boosted the second quarter by 0.7% and reduced the third quarter by the same amount, the third quarter underlying sales growth would have been 5.2%.
The underlying sales growth for the first nine months was 5.3% with consistent performance across all three quarters. There has been an increasing contribution from pricing, to 2.1% in the third quarter, as we take increases against sharply rising commodity costs.

The steady underlying improvement in Europe has continued, with 1.9% growth in the first nine months. The third quarter growth, at 0.7%, was lower, primarily due to the effect of weather on ice cream sales, which reduced overall European growth in the quarter by about 2 percentage points. The Americas were up by 4.2% in the first nine months, with solid growth of 3.6% in the US and 5.1% growth in Latin America. Asia Africa is showing consistent, broad-based growth across countries and categories, up by 11.4% in the first nine months.

All categories are showing good, volume-driven, growth in the first nine months.
  Savoury, dressings, spreads and home care performed particularly well in the third quarter. In ice cream and beverages, there has been sustained strong growth in developing and emerging markets, but lower sales in Europe in the third quarter. Personal care had a slower third quarter, after a strong start to the year, partly reflecting the different phasing of innovation and the US systems implementation.

Investment in advertising and promotions is being focused behind priority initiatives and has been increased broadly in line with sales in the first nine months.

Material costs continue to increase sharply, but we have been able to more than counter this over the first nine months through savings programmes and pricing actions. In the third quarter, the impact of higher commodity costs was 2.5 percentage points of sales, but this was offset by price growth and an increased level of savings.



2.   FINANCIAL COMMENTARY


2.1   Turnover

The underlying sales growth of 4.5% in the quarter and 5.3% in the first nine months was partly offset by the effects of disposals and exchange rates to leave turnover ahead by 1.2% for the quarter and by 1.3% for the year to date.

2.2   Operating profit

Operating profit was 6.6% lower in the quarter. The operating margin at 13.7% was 1.1 percentage points lower than a year ago because of a higher level of restructuring costs. Before the impact of restructuring, disposals and impairments, the operating margin was 0.2 percentage points higher in the quarter. Advertising and promotions as a percentage of sales was 0.4 points lower than last year.

For the first nine months, operating profit was 4.6% lower than a year ago. The operating margin at 13.7% included a higher level of restructuring charges and less profit on disposals. Before these items the operating margin was 0.3 percentage points higher than a year ago.

2.3   Finance costs and tax

Costs of financing net borrowings were 4.3% lower than last year in the quarter with the benefits of a lower level of net debt more than offsetting higher rates. For the first nine months, the cost of financing net borrowings was 19% lower.

In the third quarter of last year, a provision of EUR300 million was taken in relation to the 2005 conversion of preference shares issued in 1999. We are close to making the final payments and, with fees, the overall cost is some EUR310 million.

The credit on pensions financing increased to EUR42 million in the third quarter and EUR109 million for the first nine months, reflecting an improved funding position of our schemes and higher expected equity returns.

The tax rates of 22% in the quarter and 21% in the first nine months were lower than last year mainly reflecting the favourable settlement of tax audits and a better country mix. We now expect a tax rate of around 23% for the full year 2007.

2.4   Joint Ventures, associates and other income from non-current investments

Our share in net profit from joint ventures has increased by around 50% in the quarter and by around 60% in the first nine months, mainly driven by continuing strong growth in the partnerships between Lipton and PepsiCo for ready-to-drink tea.

The combined share of net profit in associates and other income was slightly lower in the quarter but has increased to EUR88 million in the first nine months, from EUR30 million last year. This mainly reflects a gain in the first quarter in one of our venture capital funds.

2.5   Net profit and earnings per share

Net profit from continuing operations grew by 37% in the quarter and by 17% in the first nine months. EPS on the same basis grew by 44% and by 20% respectively.

Net profit, including discontinued operations, increased by 31% in the quarter and by 15% in the first nine months, with earnings per share on this basis up by 38% and 17%.

2.6   Dividends

In accordance with policy, the interim dividend has been set at 35% of last year's total dividend, based on the stronger of the two reporting currencies over the first nine months, which for this period was Sterling. The interim dividend, to be paid on 5 December 2007, is therefore fixed at 17.00p per 3 1/9p ordinary share of Unilever PLC, an increase of 9% from last year. The interim dividend per EUR0.16 ordinary share of Unilever N.V., is set at EUR0.25, also an increase of 9% from last year. The Unilever PLC shares will go ex-dividend on 7 November 2007, and the Unilever N.V. shares will go ex-dividend on 2 November 2007.

2.7   Share buy-backs

By the end of September we had bought back shares to a value of EUR1.1 billion as part of this year's planned EUR1.5 billion programme.

2.8   Cash flow

In the first nine months of the year, cash flow from operating activities was EUR0.4 billion lower than in the same period of 2006. Cash flow from underlying operations was up but was more than offset by higher cash outflows on restructuring programmes and by working capital, particularly in Europe, following a low position at the start of the year.

Other investing activities include higher profits in joint ventures and associates.

The inflow on treasury stocks is largely from executive share option plans. Other financing activities were EUR0.3 billion higher and include compensation payments to former holders of preference shares.

2.9   Balance sheet

Improvements in the funding position of pension schemes are reflected in higher assets for schemes in surplus and lower liabilities for schemes in deficit. Deferred tax liabilities and assets have moved mainly in response to the pensions changes.

The reduction in goodwill and intangible assets is due to the impact of a strong euro on translating US dollar assets.

Working capital has increased from a particularly low point at the start of the year. Trade payables and other current liabilities include obligations to purchase shares under the buy-back programme.

2.10    Pensions

The funding position of the group's main pension schemes has improved since the start of the year with higher valuations of assets, contributions and reduced liabilities due to higher discount rates, net of slightly increased inflation assumptions. Since the start of 2007 the changes have been incorporated in the balance sheet each quarter.

The net liability for all schemes was EUR0.8 billion, a reduction from EUR3.1 billion at the start of the year. This includes funded schemes in surplus with a net balance of EUR2.4 billion, funded schemes in deficit with a net balance of EUR0.9 billion and unfunded schemes of EUR2.3 billion. Some previously unfunded schemes are now partially funded.



3.   OPERATIONAL REVIEW


     3.1 Europe


                           Third Quarter 2007                                                    Nine Months 2007
                                            %                                                                   %
                               %   Underlying                                                      %   Underlying
      2007       2006     Change sales growth                             2007       2006     Change sales growth

     3 880      3 905      (0.6)          0.7 Turnover (EUR million)    11 465     11 385        0.7          1.9

      13.0       15.1                         Operating Margin (%)        13.7       15.0
                                              Includes:

      (4.6)      (1.1)                        - RDIs*                     (2.6)      (0.6)


        *  Restructuring, business disposals and impairments



Growth

The region has sustained its steady improvement with underlying sales growth of 1.9% in the first nine months. Consumer demand is holding up across the region and our business is benefiting from the 'One Unilever' programme and improved innovation.

There have been positive contributions from Southern Europe (particularly Italy, Spain and Greece) and from Central and Eastern Europe (notably Russia and Poland). Our businesses in France and Germany have continued to improve. In the UK, performance has been mixed with market share gain in dressings and deodorants, but share loss in hair care and laundry.

The weather in Northern Europe hit ice cream sales in the third quarter reducing overall growth in Europe by 2 percentage points to 0.7%. However, with a strong innovation and marketing programme, we have gained market share in ice cream and after a good start to the season, sales for the first nine months have been broadly in line with last year.

Volumes grew by 2.5% for the year to date. We have been increasing prices in a number of categories, but have also responded to a step-up in competitor promotional activity in a number of markets. This, together with lower olive oil prices led to a small overall reduction in pricing in the first nine months.

Accelerating change

There has already been substantial progress with portfolio development and restructuring. We agreed to expand the successful international joint venture for Lipton ready-to-drink tea with PepsiCo to include all countries in Europe, and plan to sell the Boursin brand. We have furthered moves to three new multi-country organisations and have announced the streamlining or closure of factories in four countries.

Innovation

Innovations continue to be targeted at Vitality opportunities. We have introduced Lipton Linea slimming teas to France, Switzerland and Portugal and have rolled-out Knorr Vie shots to Germany. Growth in Hellmann's has been boosted by the new light mayonnaise with citrus fibre technology. In ice cream, a strong innovation programme this year has seen Frusi frozen yoghurt with wholegrain cereals and real fruit pieces, complementing fresh initiatives behind Magnum.

Clear anti-dandruff shampoo has been launched in Russia, at the same time as launches in Asia and Latin America, with good initial results. The new Dove pro-age range of products specifically designed for the over 50's is building well in Europe as well as elsewhere. 'Small and mighty' concentrated liquid laundry detergents have been launched in six European countries this year.

Profitability

The operating margin, at 13.7% for the first nine months, was 1.3 percentage points lower than a year ago. This was entirely due to higher restructuring, disposal and impairment costs. Before these items, the operating margin was 0.7 percentage points higher than a year ago. Savings programmes and a lower level of advertising and promotions more than offset increases in materials and other costs.



3.2 The Americas

                           Third Quarter 2007                                                    Nine Months 2007

                                            %                                                                   %
                               %   Underlying                                                      %   Underlying
      2007       2006     Change sales growth                             2007       2006     Change sales growth


     3 357      3 435      (2.3)          2.8 Turnover (EUR million)    10 108     10 331      (2.2)          4.2

      14.8       15.9                         Operating Margin (%)        14.7       15.5
                                              Includes:

      (0.7)      (0.7)                        - RDIs*                     (0.7)      (0.2)

*  Restructuring, business disposals and impairments



Growth

Underlying sales grew by 4.2% in the first nine months, with a robust contribution from the US at 3.6%. Pricing is coming through well, with increases being taken in most countries and categories and totalling 2.1% for the region for the year to date.

Stocking-up by customers ahead of the implementation of a unified IT system (as part of the 'One Unilever' programme) in the US boosted sales in the second quarter and reduced sales in the third quarter by about EUR70 million. This reduced the third quarter growth for the Americas by about 2 percentage points to 2.8% but had no effect on the year to date.

In the US, consumer demand in our markets has so far been fairly robust. Our sales have grown well in the first nine months in most categories. In the third quarter, there were particularly good performances by Skippy spreads, Bertolli frozen meals and Hellmann's mayonnaise. However, it was a weaker quarter in personal care with a different phasing of innovation this year and some share loss in skin care in a very competitive market. In ice cream, sales are down for the year to date as higher prices were offset by lower volume.

Our business in Mexico has made further progress and grew well in the quarter. The improved performance was driven by Knorr savoury products, AdeS soy-based drinks and Hellmann's mayonnaise. Sales in Brazil grew only modestly in the first nine months in the face of increased competition from local manufacturers in spreads, tomato products and skin care. In hair care, we have taken significant price increases in Seda which led to lower sales in the quarter with a sharp reduction in trade stocks and some share loss. There have been strong performances overall in Canada, Argentina, Andina and Central America.

Accelerating change

During the quarter, we completed the creation of a joint venture with Perdigao to develop our heart health margarine Becel and the disposal of our local Brazilian margarine brands. We announced the integration of the North American ice cream operations into our US and Canadian businesses.

Innovation

In Latin America, Knorr has been building its health credentials with new varieties of bouillons and improved soups. Hellmann's 'real' campaign highlights its simple ingredients, naturally rich in Omega 3, and a cholesterol-free mayonnaise has been launched in the US. In ice cream, we have extended Breyers 'double churn' in the US to fat-free, light and no sugar added versions, while innovations in Latin America address both Vitality and low income consumer opportunities. In the third quarter, cholesterol-lowering mini-drinks, already successful in Europe, were introduced to the US as Promise Activ SuperShots.

Innovation in personal care this year reflects the new more global approach. Clear anti-dandruff shampoo has recently been launched in Brazil, while the Dove pro-age range of skin, deodorants and shampoos has been introduced in the US at the same time as in Europe. Axe now comes in the same new 'telescoping' can as in Europe and the new variant Vice is available across the region.

Profitability

The operating margin, at 14.7% for the first nine months, was 0.8 percentage points lower than a year ago, mainly due to a higher level of restructuring, disposal and impairment costs. Before these items the margin was 0.3 percentage points lower than last year. With flat advertising and promotions, sharp increases in material and other costs have not yet been fully offset by price increases and savings programmes.



3.3 Asia Africa

                           Third Quarter 2007                                                    Nine Months 2007
                                            %                                                                   %
                               %   Underlying                                                      %   Underlying
      2007       2006     Change sales growth                             2007       2006     Change sales growth

     3 006      2 782        8.1         11.7 Turnover (EUR million)     8 724      8 199        6.4         11.4

      13.3       13.1                         Operating Margin (%)        12.5       12.6
                                              Includes:
      (0.6)      (0.5)                        - RDIs*                     (0.6)       0.1

*  Restructuring, business disposals and impairments



Growth

The region had another strong quarter, taking the growth for the first nine months to 11.4%. Demand remains buoyant in most countries and we are growing in line with our markets in home and personal care and gaining share in foods. Pricing is making an increasing contribution, with 3.2% for the year to date.

Growth is broad-based by category and country. India has delivered consistent double-digit growth in the first three quarters. In laundry, hair care and tea, we have successfully implemented price increases to offset rising costs. Sales in China are up by close to 20% in the first nine months, with all categories contributing and tea, savoury, and hair care particularly strong.

Growth in Indonesia has been driven by foods categories, off a small base, and by further building of our personal care brands. Thailand has continued to improve through the year after a disappointing 2006. Japan had a good quarter driven by innovation in tea and personal care and has shown modest growth for the first nine months. Australia is also ahead for the year to date, but declined in the third quarter in competitive markets and against a tougher comparator.

Turkey has been having a good year, particularly benefiting from a successful cabinet placement programme in ice cream. Our business in South Africa has enjoyed broad-based growth and has taken price increases, particularly in personal care.

Accelerating change

In the third quarter, we announced the acquisition of the Buavita brand of fruit-based vitality drinks in Indonesia. We have also announced the reorganisation of our shareholdings in South Africa and Israel helping to facilitate the 'One Unilever' organisation.

Innovation

The new, more global, approach to innovation is evident in this year's programme. Clear anti-dandruff shampoo has been launched in China, Arabia, Egypt, Pakistan and the Phillipines. In Japan, we have followed up the launch of Axe with the introduction of Dove pro-age in the third quarter. An improved range of Dove shower products has just been extended to North East Asia, while in India we have introduced a new variant of Lifebuoy soap and in the third quarter launched the latest version of Axe.

The 'Moo' range of ice creams containing super absorbent calcium for children's development continues to be extended through the region. Knorr seasonings are being rejuvenated with premium ingredients, as in Europe, and in China we are launching a new form of Knorr bouillions for preparing thick soups. At the same time, milk tea powders have been launched under the Lipton brand in South East Asia.

Profitability

The operating margin of 12.5% for the first nine months was broadly in line with last year. There was a net charge for restructuring, disposals and impairments this year compared with a small profit last year. Before these items the operating margin was 0.6 percentage points higher than a year ago. The improvement was driven by the benefits of volume growth, pricing actions and the delivery of savings programmes. These more than offset higher input costs and an increased level of advertising and promotions.



SAFE HARBOUR STATEMENT

This announcement may contain forward-looking statements, including ' forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'expects', ' anticipates', 'intends' or the negative of these terms and other similar expressions of future performance or results, including financial objectives to 2010, and their negatives are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Group. They are not historical facts, nor are they guarantees of future performance. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including, among others, competitive pricing and activities, consumption levels, costs, the ability to maintain and manage key customer relationships and supply chain sources, currency values, interest rates, the ability to integrate acquisitions and complete planned divestitures, physical risks, environmental risks, the ability to manage regulatory, tax and legal matters and resolve pending matters within current estimates, legislative, fiscal and regulatory developments, political, economic and social conditions in the geographic markets where the Group operates and new or changed priorities of the Boards. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including the Annual Report on Form 20-F. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.



OTHER INFORMATION


Supplementary information in US dollars and sterling is available on our website at: www.unilever.com/ourcompany/investorcentre.

The results for the fourth quarter and for the year 2007 will be published on 7 February 2008.



CONDENSED INTERIM FINANCIAL STATEMENTS


INCOME STATEMENT
(unaudited)

            Third Quarter                           EUR million                             Nine Months

2007      2006       Increase/                                                 2007      2006     Increase/
                    (Decrease)                                                                   (Decrease)
                  Current Constant                                                             Current Constant
                    rates    rates                                                               rates    rates

                                      Continuing operations:
10 243    10 122      1 %      4 %    Turnover                               30 297    29 915     1 %      4 %

 1 403     1 501     (7)%     (4)%    Operating profit                        4 148     4 346    (5)%     (1)%


                                      After (charging)/crediting:
  (234)     (74)                        Restructuring                          (475)     (235)
    16       (4)                        Business disposals and impairments       61       151

   (64)    (403)                      Net finance costs                        (204)     (638)


    50       33                         Finance income                          121       101
  (161)    (149)                        Finance costs                          (424)     (473)
     5     (300)                        Preference shares provision             (10)     (300)
    42       13                         Pensions and similar obligations        109        34


    25       17                       Share in net profit/(loss) of joint
                                       ventures                                  82        51
    (1)      (2)                      Share in net profit/(loss) of associates   50         4
     7       15                       Other income from non-current investments  38        26

 1 370    1 128      21 %     24 %    Profit before taxation                  4 114     3 789     9 %     11 %

  (301)    (349)                      Taxation                                 (840)   (1 002)

 1 069      779      37 %     40 %    Net profit from continuing operations   3 274     2 787    17 %     20 %

    (1)      33                       Net profit/(loss) from discontinued
                                       operations                                75       128

 1 068      812      31 %     34 %    Net profit for the period               3 349     2 915    15 %     18 %


                                      Attributable to:
    58       75                         Minority interests                      182       202
 1 010      737      37 %     39 %      Shareholders' equity                  3 167     2 713    17 %     19 %


                                      Combined earnings per share
  0.35     0.25      44 %     47 %    Continuing operations (Euros)            1.07      0.90    20 %     23 %
  0.34     0.24      44 %     46 %    Continuing operations - diluted (Euros)  1.04      0.87    19 %     22 %

  0.00     0.00                       Discontinued operations (Euros)          0.03      0.04
  0.00     0.00                       Discontinued operations - diluted (Euros)0.02      0.04


  0.35     0.25      38 %     40 %    Total operations (Euros)                 1.10      0.94    17 %     20 %
  0.34     0.24      37 %     40 %    Total operations - diluted (Euros)       1.06      0.91    16 %     19 %





STATEMENT OF RECOGNISED INCOME AND EXPENSE
(unaudited)
EUR million                                                                             Nine Months
                                                                                        2007         2006

Fair value gains/(losses) on financial instruments net of tax                             43         (551)
Actuarial gains/(losses) on pension schemes net of tax                                 1 125            6
Currency retranslation gains/(losses) net of tax                                        (185)         323

Net income/(expense) recognised directly in equity                                       983         (222)

Net profit for the period                                                              3 349        2 915

Total recognised income and expense for the period                                     4 332        2 693


Attributable to:
   Minority interests                                                                    177          182
   Shareholders' equity                                                                4 155        2 511



CASH FLOW STATEMENT
(unaudited)

EUR million                                                                             Nine Months
                                                                                        2007         2006

Operating activities
Cash flow from operating activities                                                    3 463        3 830
Income tax paid                                                                         (871)        (718)

Net cash flow from operating activities                                                2 592        3 112


Investing activities
Interest received                                                                        105           79
Net capital expenditure                                                                 (634)        (660)
Acquisitions and disposals                                                                34          182
Other investing activities                                                               212           55

Net cash flow from/(used in) investing activities                                       (283)        (344)


Financing activities
Dividends paid on ordinary share capital                                              (1 518)      (1 337)
Interest and preference dividends paid                                                  (331)        (400)
Change in financial liabilities                                                        1 387       (1 205)
Share buy-back programmes                                                             (1 144)           -
Other movements on treasury stock                                                        287           (5)
Other financing activities                                                              (473)        (178)

Net cash flow from/(used in) financing activities                                     (1 792)      (3 125)

Net increase/(decrease) in cash and cash equivalents                                     517         (357)

Cash and cash equivalents at the beginning of the year                                   710        1 265

Effect of foreign exchange rate changes                                                   28          317

Cash and cash equivalents at the end of period                                         1 255        1 225





BALANCE SHEET
(unaudited)
EUR million                                                               As at         As at        As at
                                                                   30 September   31 December 30 September
                                                                           2007          2006         2006

Non-current assets
Goodwill and intangible assets                                            16 769       17 206       17 527
Property, plant and equipment                                              6 260        6 276        6 198
Pension asset for funded schemes in surplus                                2 396        1 697        1 128
Deferred tax assets                                                          960        1 266        1 373
Other non-current assets                                                   1 214        1 126        1 099

Total non-current assets                                                  27 599       27 571       27 325


Current assets
Inventories                                                                4 120        3 796        3 930
Trade and other current receivables                                        4 995        4 254        4 563
Current tax assets                                                           261          125           91
Other financial assets                                                       237          273          413
Cash and cash equivalents                                                  1 566        1 039        1 440
Non-current assets held for sale                                             146           14          509

Total current assets                                                      11 325        9 501       10 946


Current liabilities
Financial liabilities                                                     (5 095)      (4 458)      (5 860)
Trade payables and other current liabilities                              (8 364)      (7 838)      (7 433)
Current tax liabilities                                                     (595)        (579)        (441)
Provisions                                                                  (770)      (1 009)        (780)
Liabilities associated with non-current assets held for sale                 (43)           -         (237)

Total current liabilities                                                (14 867)     (13 884)     (14 751)

Net current assets/(liabilities)                                          (3 542)      (4 383)      (3 805)

Total assets less current liabilities                                     24 057       23 188       23 520

Non-current liabilities
Financial liabilities due after one year                                   4 944        4 377        5 160
Pensions and post-retirement healthcare benefits liabilities:
      Funded schemes in deficit                                              874        1 379        2 051
      Unfunded schemes                                                     2 339        3 398        3 992
Provisions                                                                   754          826          788
Deferred tax liabilities                                                   1 286        1 003          931
Other non-current liabilities                                                471          533          482

Total non-current liabilities                                             10 668       11 516       13 404

Equity
Shareholders' equity                                                      12 883       11 230        9 704
Minority interests                                                           506          442          412

Total equity                                                              13 389       11 672       10 116

Total capital employed                                                    24 057       23 188       23 520





NOTES TO THE FINANCIAL STATEMENTS
(unaudited)


1     SEGMENTAL ANALYSIS BY GEOGRAPHY


Continuing operations - Third Quarter
EUR million                                      Europe        Americas   Asia Africa         Total

Turnover
   2006                                           3 905           3 435         2 782        10 122
   2007                                           3 880           3 357         3 006        10 243
Change                                           (0.6)%          (2.3)%          8.1%          1.2%

Impact of:
   Exchange rates                                  0.2 %         (4.6)%        (2.9)%        (2.3)%
   Acquisitions                                    0.0 %          0.1 %         0.0 %         0.0 %
   Disposals                                      (1.5)%         (0.5)%        (0.4)%        (0.9)%

Underlying sales growth                            0.7 %          2.8 %        11.7 %         4.5 %

   Price                                          (0.6)%          4.1 %         3.2 %         2.1 %
   Volume                                          1.3 %         (1.3)%         8.2 %         2.3 %


Operating profit
   2006                                              591            547           363         1 501
   2007                                              504            498           401         1 403
Change current rates                             (14.7)%         (9.0)%        10.3 %        (6.6)%
Change constant rates                            (14.7)%         (4.1)%        14.4 %        (3.8)%

Operating margin
   2006                                           15.1 %         15.9 %        13.1 %        14.8 %
   2007                                           13.0 %         14.8 %        13.3 %        13.7 %

Includes restructuring, business disposals and
impairments
   2006                                           (1.1)%         (0.7)%        (0.5)%        (0.8)%
   2007                                           (4.6)%         (0.7)%        (0.6)%        (2.1)%



Continuing operations - Nine Months
EUR million                                         Europe       Americas    Asia Africa        Total

Turnover
   2006                                           11 385         10 331          8 199       29 915
   2007                                           11 465         10 108          8 724       30 297
Change                                             0.7 %         (2.2)%          6.4 %        1.3 %

Impact of:
   Exchange rates                                  0.3 %         (5.7)%         (4.1)%       (3.0)%
   Acquisitions                                    0.1 %          0.1 %          0.1 %        0.1 %
   Disposals                                      (1.6)%         (0.5)%         (0.5)%       (0.9)%

Underlying sales growth                            1.9 %          4.2 %         11.4 %        5.3 %

   Price                                          (0.5)%          2.1 %          3.2 %        1.4 %
   Volume                                          2.5 %          2.1 %          8.0 %        3.9 %


Operating profit
   2006                                            1 712          1 603          1 031        4 346
   2007                                            1 571          1 486          1 091        4 148
Change current rates                              (8.3)%         (7.3)%          5.8 %       (4.6)%
Change constant rates                             (8.4)%         (1.4)%         11.0 %       (1.2)%

Operating margin
   2006                                           15.0 %         15.5 %         12.6 %       14.5 %
   2007                                           13.7 %         14.7 %         12.5 %       13.7 %

Includes restructuring, business disposals and
impairments
   2006                                           (0.6)%         (0.2)%         0.1 %        (0.3)%
   2007                                           (2.6)%         (0.7)%        (0.6)%        (1.4)%




2     SEGMENTAL ANALYSIS BY PRODUCT AREA


Continuing operations - Third Quarter

EUR million              Savoury,     Ice cream       Foods    Personal   Home care    Home and        Total
                        dressings           and                    care         and    Personal
                      and spreads     beverages                               other        Care

Turnover
   2006                     3 321         2 170       5 491       2 870       1 761       4 631       10 122
   2007                     3 464         2 096       5 560       2 861       1 822       4 683       10 243
Change                      4.3 %        (3.4)%       1.3 %      (0.3)%       3.5 %       1.1 %        1.2 %

Impact of:
   Exchange rates          (1.9)%        (2.2)%      (2.0)%      (3.2)%      (1.9)%      (2.7)%       (2.3)%
   Acquisitions             0.1 %         0.0 %       0.1 %       0.0 %       0.0 %       0.0 %        0.0 %
   Disposals               (0.4)%        (1.2)%      (0.7)%      (0.8)%      (1.4)%      (1.1)%       (0.9)%

Underlying sales growth     6.6 %        (0.1)%       4.0 %       3.8 %       7.1 %       5.0 %        4.5 %

Operating profit
   2006                       457           393         850         492         159         651        1 501
   2007                       489           341         830         457         116         573        1 403
Change current rates        7.1 %       (13.2)%      (2.3)%      (7.3)%     (27.2)%     (12.1)%       (6.6)%
Change constant rates      10.3 %       (11.8)%       0.1 %      (3.9)%     (23.9)%      (8.8)%       (3.8)%

Operating margin
   2006                    13.8 %        18.1 %      15.5 %      17.2 %       9.0 %      14.1 %       14.8 %
   2007                    14.1 %        16.2 %      14.9 %      16.0 %       6.3 %      12.2 %       13.7 %




Continuing operations - Nine Months

EUR million              Savoury,     Ice cream       Foods    Personal   Home care    Home and        Total
                        dressings           and                    care         and    Personal
                      and spreads     beverages                               other        Care

Turnover
   2006                    10 058         6 162      16 220       8 336       5 359      13 695       29 915
   2007                    10 216         6 151      16 367       8 471       5 459      13 930       30 297
Change                      1.6 %        (0.2)%       0.9 %       1.6 %       1.9 %       1.7 %        1.3 %

Impact of:
   Exchange rates           (2.6)%       (2.8)%      (2.7)%      (3.7)%      (3.0)%      (3.4)%       (3.0)%
   Acquisitions              0.1 %        0.1 %       0.1 %       0.1 %       0.0 %       0.0 %        0.1 %
   Disposals                (0.5)%       (1.1)%      (0.8)%      (1.0)%      (1.2)%      (1.1)%       (0.9)%

Underlying sales growth      4.7 %        3.8 %       4.4 %       6.5 %       6.3 %       6.4 %        5.3 %

Operating profit
   2006                      1 494          937       2 431       1 442         473       1 915        4 346
   2007                      1 472          858       2 330       1 382         436       1 818        4 148
Change current rates        (1.5)%       (8.5)%      (4.2)%      (4.2)%      (7.7)%      (5.0)%       (4.6)%
Change constant rates        1.7 %       (6.0)%      (1.3)%      (0.4)%      (3.4)%      (1.1)%       (1.2)%

Operating margin
   2006                     14.9 %       15.2 %      15.0 %      17.3 %       8.8 %      14.0 %       14.5 %
   2007                     14.4 %       13.9 %      14.2 %      16.3 %       8.0 %      13.1 %       13.7 %




3     ACCOUNTING INFORMATION AND POLICIES


The condensed interim financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the EU. The basis of preparation is consistent with the year ended 31 December 2006 except that:

  - Finance lease creditors and funding-related derivatives have been reclassified in the balance sheet in order to facilitate the presentation of net debt. Comparatives for 31 December 2006 and 30 September 2006 have been restated accordingly; and

  - Line items relating to borrowings in the balance sheet have been renamed to financial liabilities to align with the requirements of IFRS 7 'Financial Instruments - Disclosures' which Unilever has adopted as at 1 January 2007.

The condensed interim financial statements, which comply with IAS 34, are shown at current exchange rates, while percentage year-on-year changes are shown at both current and constant exchange rates to facilitate comparison.

The income statement on page 10, the statement of recognised income and expense and the cash flow statement on page 11 and the movements in equity on page 17 are translated at rates current in each period.

The balance sheet on page 12 and the analysis of net debt on page 18 are translated at period-end rates of exchange.

The financial statements attached do not constitute the full financial statements within the meaning of Section 240 of the UK Companies Act 1985. Full accounts for Unilever for the year ended 31 December 2006 have been delivered to the Registrar of Companies. The auditors' report on these accounts was unqualified and did not contain a statement under Section 237(2) or Section 237
(3) of the UK Companies Act 1985.



4     TAXATION

The tax rate for the first nine months of 2007 was 21.1% compared with 26.8% for the first nine months of 2006. The tax rate is calculated by dividing the tax charge by pre-tax profit excluding the contribution of joint ventures and associates. The tax charge for the first nine months of 2007 includes EUR112 million (2006: EUR95 million) relating to United Kingdom taxation.



5     DISCONTINUED OPERATIONS

Operating profit of discontinued operations (excluding profit/loss on disposals) was as follows:




Third Quarter
EUR million                                   Europe     Americas   Asia Africa        Total

   2006                                           44            -             -           44
   2007                                           -             -             -            -




Nine Months
EUR million                                     Europe     Americas   Asia Africa        Total

   2006                                          163            -             -          163
   2007                                            -            -             -            -



The net cash flows attributable to the discontinued operations in respect of operating, investing and financing activities for the first nine months of 2007 were EUR(3) million, EUR81 million and EURnil million respectively (2006:
EUR83 million, EUR13 million and EUR(1) million).



6     COMBINED EARNINGS PER SHARE

The earnings per share information given below, including the comparative amounts for 2006, is expressed in terms of the nominal share values which have applied since 22 May 2006 following the split of NV shares and the consolidation of PLC shares which were approved at the 2006 AGMs.

The combined earnings per share calculations are based on the average number of share units representing the combined ordinary shares of NV and PLC in issue during the period, less the average number of shares held as treasury stock.

In calculating diluted earnings per share, a number of adjustments are made to the number of shares, principally the following: (i) conversion into PLC ordinary shares in the year 2038 of shares in a group company under the arrangements for the variation of the Leverhulme Trust and (ii) the exercise of share options by employees.

Earnings per share for total operations for the nine months were calculated as follows:


                                                                                             2007         2006

Combined EPS                                                                               Thousands of units

Average number of combined share units                                                  2 880 727    2 882 122


                                                                                                EUR million

Net profit attributable to shareholders' equity                                             3 167        2 713

Combined EPS (Euros)                                                                         1.10         0.94


Combined EPS - Diluted                                                                     Thousands of units

Adjusted average number of combined share units                                         2 979 792    2 968 519

Combined EPS - diluted (Euros)                                                               1.06         0.91



Earnings per share in US Dollars and Sterling
Combined EPS (Dollars)                                                                       1.48         1.17
Combined EPS - diluted (Dollars)                                                             1.43         1.14

Combined EPS (Pounds)                                                                        0.74         0.64
Combined EPS - diluted (Pounds)                                                              0.72         0.63



The numbers of shares included in the calculation of earnings per share is an average for the period. These numbers are influenced by the share buy-back programme that we have undertaken during 2007. During that period the following movements in shares have taken place:


                                                                                                     Millions

Number of shares at 31 December 2006 (net of treasury stock)                                          2 889.9
Net movements in shares under incentive schemes                                                          20.8
Share buy-back                                                                                          (51.2)

Number of shares at 30 September 2007                                                                 2 859.5




7     DIVIDENDS

The Boards have declared interim dividends in respect of 2007 on the ordinary shares at the following rates which are equivalent in value at the rate of exchange applied under the terms of the Equalisation Agreement between the two companies:

Per Unilever N.V. ordinary share:                     EUR0.25 (2006: EUR0.23)

Per Unilever PLC ordinary share:                    17.00p (2006: 15.62p)


The NV interim dividend will be payable as from 5 December 2007, to shareholders registered at close of business on 6 November 2007.

The PLC interim dividend will be paid on 5 December 2007, to shareholders registered at close of business on 9 November 2007.

The NV interim dividend, when converted at the Euro/Dollar European Central Bank rate of exchange on 31 October 2007, represents US $0.3612 per New York Share of EUR0.16 (2006: US $0.2934) before deduction of Netherlands withholding tax. The New York shares of NV will go ex-dividend on 2 November 2007; US dollar checks for the interim dividend, after deduction of Netherlands withholding tax at the appropriate rate, will be mailed on 4 December 2007, to holders of record of New York shares at the close of business on 6 November 2007. The interim dividend will be payable on 5 December 2007.

Each American Depositary Receipt of PLC represents one 3 1/9p ordinary share of PLC. When converted at the Bank of England Sterling/Dollar rate of exchange on 31 October 2007, the interim dividends for holders resident in the US will therefore be US $0.3525 per American Depositary Receipt (2006: US $0.2983).

The American Depositary Receipts of PLC will go ex-dividend on 7 November 2007; US dollar checks for the interim dividend will be mailed on 4 December 2007 to holders of record of American Depositary Receipts at the close of business on 9 November 2007. The interim dividend will be payable on 5 December 2007.




8     MOVEMENTS IN EQUITY

EUR million                                                                             Nine Months

                                                                                        2007         2006

Equity at 1 January                                                                   11 672        8 765
Total recognised income and expense for the period                                     4 332        2 693
Dividends                                                                             (1 362)      (1 268)
Movement in treasury stock                                                            (1 218)           2
Share-based payment credit                                                                93           92
Dividends paid to minority shareholders                                                 (169)        (170)
Currency retranslation gains/(losses) net of tax                                          (9)          (8)
Other movements in equity                                                                 50           10

Equity at the end of the period                                                       13 389       10 116




9     RECONCILIATION OF NET PROFIT TO CASH FLOW FROM OPERATING ACTIVITIES

EUR million                                                                               Nine Months

                                                                                          2007        2006

Net profit                                                                              3 349        2 915
Taxation                                                                                  847        1 052
Share of net profit of joint ventures/associates and other income from non-current
investments                                                                              (170)         (82)
Net finance costs                                                                         204          643

Operating profit (continuing and discontinued operations)                               4 230        4 528
Depreciation, amortisation and impairment                                                 712          678
Changes in working capital                                                               (836)        (704)
Pensions and similar provisions less payments                                            (509)        (456)
Restructuring and other provisions less payments                                          (26)        (112)
Elimination of (profits)/losses on disposals                                             (194)        (210)
Non-cash charge for share-based compensation                                              106           99
Other adjustments                                                                         (20)           7

Cash flow from operating activities                                                     3 463        3 830




10     NET DEBT

EUR million                                                                              As at        As at
                                                                                  30 September  31 December
                                                                                          2007         2006

Total financial liabilities                                                           (10 039)      (8 835)

Financial liabilities due within one year                                               (5 095)      (4 458)
Financial liabilities due after one year                                                (4 944)      (4 377)

Cash and cash equivalents as per balance sheet                                           1 566        1 039

Cash and cash equivalents as per cash flow statement                                     1 255          710
Add bank overdrafts deducted therein                                                       311          329

Financial assets                                                                           237          273

Net debt                                                                                (8 236)      (7 523)




There was one repayment of 4.25% bonds during the quarter of EUR1.0 billion.

During the quarter we continued to purchase shares under the share buy-back programme announced in March 2007. As at the end of September, shares to the value of EUR1.1 billion had been purchased under these arrangements.



11     ACQUISITIONS AND DISPOSALS

On 14 September 2007, Unilever and PepsiCo announced they have agreed to expand their International partnership for the marketing and distribution of ready-to-drink tea products under the Lipton brand, the world's best-selling tea. The new agreement adds 11 countries to the partnership's existing Lipton ready-to-drink tea business. The business in these countries - eight in Europe (Germany, Italy, France, Netherlands, Switzerland, Austria, Belgium and Portugal) as well as Korea, Taiwan and South Africa - had combined systems sales of around EUR300 million in 2006.

With effect from 1 October 2007, Unilever and Remgro Ltd. have reached agreement to reorganise their respective shareholdings in the Unilever businesses in South Africa and Israel. In the reorganised shareholding Unilever will have a majority share in a single South African business and will fully own the Unilever Israel foods and home and personal care business. As a result of this transaction, Unilever will in its fourth quarter results report a profit of approximately EUR200 million in respect thereof.



1 November 2007